Exhibit 99.1

Evaxion Biotech Announces First Quarter 2022 Financial Results and Provides Business Update

•	Received regulatory clearance in Australia to initiate phase 2b trial of lead cancer therapy EVX-01 targeting melanoma

•	Completed recruitment for Phase 1/2a clinical trial for EVX-02 with all patients receiving first dose

•	Announced publication on personalized therapy with EVX-01 in patients with metastatic melanoma in the open-access, peer-reviewed medical science journal OncoImmunology

•	Hosted Key Opinion Leader (KOL) webinar with acclaimed experts on metastatic melanoma and personalized cancer immunotherapies

•	Ended first quarter with cash and cash equivalents of $31.4 million

•	Evaxion will host webcast and conference call today, May 11, at 8:30 am EDT

Copenhagen, Denmark, May 11, 2022 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced today the first quarter 2022 financial results and provided an operational update.

Lars Wegner, CEO of Evaxion, said: “Evaxion continued exciting clinical momentum in the first quarter of 2022, progressing our lead cancer therapy towards a new Phase 2b clinical trial. The upcoming trial will combine EVX-01 with Merck’s KEYTRUDA®, for treatment of patients with metastatic melanoma, a condition for which there is a significant unmet medical need. We also completed recruitment for the Phase 1/2a clinical trial for our second cancer therapy, EVX-02, and we are advancing this product candidate into a dedicated Phase 2b clinical trial in patients with resectable melanoma. We believe that these are significant steps forward for Evaxion in our pursuit to use our exciting pipeline of cancer therapies to improve the treatment landscape in melanoma and possibly other cancers. We are also actively discussing potential partnerships with pharmaceutical and biotechnology companies, and we are optimistic about achieving solid progress on this during 2022. Our cash reserves of $31.4 million as of the end of the first quarter provide a solid financial foundation enabling the continued development of our lead programs.”

Operational and Business Highlights in the First Quarter of 2022

•	Received regulatory clearance to initiate phase 2b trial of EVX-01 in combination with Merck’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) for treatment of patients with metastatic melanoma (skin cancer)

•	Completed recruitment for Phase 1/2a clinical trial for EVX-02, advancing into a dedicated Phase 2b clinical adjuvant trial in patients with resectable melanoma, with all patients receiving first dose

•	Announced publication on personalized therapy with EVX-01 in patients with metastatic melanoma in the open-access, peer-reviewed journal OncoImmunology

•	Received proceeds from first tranche of €7.0 million ($7.8 million) from our European Investment Bank (EIB) loan

•	Announced strengthening of leadership team with appointments of Chief Operating Officer and new Chief Financial Officer

Events after the Reporting Period

•	Announced successful production of unique, personalized cancer immunotherapies for all patients in Phase 1/2a clinical trial for EVX-02

•	Deployment of Personalis’ ImmunoID NeXT Platform® in Phase 2b trial of EVX-01 in combination with KEYTRUDA®

•	Hosted KOL webinar on metastatic melanoma and personalized cancer immunotherapies

•	Announced leadership change for Chief Business Officer

Expected milestones in 2022

•	Phase 2b first patient, first visit with EVX-01 for metastatic melanoma (peptide-based, personalized cancer therapy)

•	Phase 2b regulatory filing for EVX-02/03 in patients with resectable melanoma (DNA-based, personalized cancer therapy)

•	Phase 2b first patient, first visit with EVX-02/03

•	Phase 1 regulatory filing for EVX-B1 (S. aureus) in skin and soft tissue infections

•	Second bacteria target selected from EDEN platform

•	First viral candidate selected from RAVEN platform

First Quarter 2022 Financial Results

•	Cash position: As of March 31, 2022, cash and cash equivalents were $31.4 million as compared to $32.2 million as of December 31, 2021. Operating spending for the first quarter of 2022 was offset by the proceeds from the first tranche of the EIB loan.

•	Research and Development expenses were $4.8 million for the quarter ended March 31, 2022 as compared to $3.9 million for the quarter ended March 31, 2021. The increase was primarily due to an increase in employee-related costs as a result of higher headcount.

•	General and Administrative expenses were $1.6 million for the quarter ended March 31, 2022 as compared to $1.3 million for the quarter ended March 31, 2021. The increase was primarily due to an increase in external costs.

•	Net loss was $5.8 million for the quarter ended March 31, 2022 or ($0.25) loss per basic and diluted share as compared to $4.1 million, or ($0.23) loss per basic and diluted share for the quarter ended March 31, 2021.

Guidance

•	We expect our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months.

Webcast and Conference Call

Evaxion will host a webcast and conference call today, May 11, at 8:30 a.m. EDT.

To dial-in for the conference call, please use the following details:

US: 877-407-0792

International: +1-201-689-8263

Conference ID: 13729241

Alternatively to access the audio webcast, please visit the events page of Evaxion’s website at:

https://evaxion-biotech.com/news-and-events/events/default.aspx

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. Kenilworth, NJ, USA.

ImmunoID NeXT Platform® is a registered trademark of Personalis, Menlo Park, CA, USA.

About Evaxion

Evaxion Biotech A/S is a clinical-stage AI-immunology™ platform company decoding the human immune system to discover and develop novel immunotherapies to treat cancer, bacterial diseases and viral infections. Based on its proprietary and scalable AI-immunology core technology, Evaxion is developing a broad pipeline of novel product candidates which currently includes three patient-specific cancer immunotherapies.

For more information

Evaxion Biotech A/S	LifeSci Advisors LLC
Jesper Nyegaard Nissen	Corey Davis, Ph.D.
Chief Financial Officer	Managing Director
jnn@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 93 83 20 33	212-915-2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and its variants such as Delta and Omicron, risks associated with the recent invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	Mar 31,	Dec 31,
	2022	2021
Cash and cash equivalents	$31,409	$32,166
Total assets	41,083	40,163
Total liabilities	14,694	7,726
Share capital	3,755	3,755
Other reserves	78,512	79,114
Accumulated deficit	(55,878)	(50,432)
Total equity	26,389	32,437
Total liabilities and equity	$41,083	$40,163

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Three months
	Ended Mar 31
	2022	2021
Research and development expenses	$4,804	$3,893
General and administrative expenses	1,595	1,282
Operating loss	(6,399)	(5,175)
Finance income	519	972
Finance expenses	(158)	(297)
Net loss before tax	(6,038)	(4,500)
Income tax benefit	247	407
Net loss for the period	$(5,791)	$(4,093)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(5,791)	$(4,093)
Loss per share – basic and diluted	$(0.25)	$(0.23)
Number of shares used for calculation (basic and diluted)	23,203,808	17,865,335